SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: January 8, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Mori Seiki and Sony Sign Definitive Agreement Regarding Transfer of SMS Measuring Systems Business"

Mori Seiki and Sony Sign Definitive Agreement Regarding Transfer of SMS Measuring Systems Business

Mori Seiki Co., Ltd.
         Sony Corporation
Sony Manufacturing Systems Corporation

TOKYO, Japan, January 8, 2010 - Mori Seiki Co., Ltd. (”Mori Seiki”), Sony Corporation (“Sony”) and Sony Manufacturing Systems Corporation (“SMS”), a 100% subsidiary of Sony, today announced that they have signed a definitive agreement to sell the measuring systems (Magnescale, Laserscale and digital gauge) business of SMS, primarily operated at SMS’ Isehara Plant, together with related manufacturing and sales businesses in other Sony subsidiaries, to Mori Seiki.
After completion of the transaction, a new entity engaging in the measuring systems business divested from SMS is expected to become a wholly owned and consolidated subsidiary of Mori Seiki as of the end of March 2010, subject to receipt of any necessary government approvals.

Outline of the Definitive Agreement
(1)	Business to be Transferred
Production, maintenance and after-sales support operations of the Magnescale, Laserscale, and digital gauge business operated at SMS’ Isehara plant, sales marketing operations of the measuring systems business located at SMS’ domestic plants and other Sony sales subsidiaries, etc.
(2)	Consideration for Transfer
6 billion Japanese yen

Impact on Financial Results
For the current fiscal year, no material impact is anticipated in connection with the transaction on either Mori Seiki's or Sony's consolidated financial results.

Media Contacts

Mori Seiki Co., Ltd.
TEL: 81-52-587-1830

Sony Corporation
Corporate Communications
TEL: 81-3-6748-2200

Sony Manufacturing Systems Corporation
TEL: 81-480-23-1221